Exhibit 99.1

For Investors:
David Carey
Lazar Partners Ltd.
dcarey@lazarpartners.com
(212) 867-1762

MACROCURE LTD. REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS

- The Company announces cost reduction and restructuring initiatives for cash conservation -

PETACH TIKVA, Israel, Nov. 17, 2015 (GLOBE NEWSWIRE) -- Macrocure Ltd. ("Macrocure" or the "Company") (NASDAQ:MCUR), today provided a corporate update and reported financial results for the third quarter and nine months ended September 30, 2015.

 “As previously stated, we remain focused on the interests of all stakeholders of Macrocure and are committed to maximizing the value of the Company. Following our disappointing clinical announcements regarding our Phase III studies for CureXcell on August 19 and October 27, we are analyzing data from both Phase III studies in VLU and DFU to understand why these trials did not meet their study endpoints and to determine if there is continuing value to the underlying technology. As this analysis proceeds, we have also commenced a process to review all strategic alternatives for the Company. Finally as we assess our alternatives, we continue to focus on managing and conserving our existing cash through cost reduction and restructuring initiatives currently underway including the reduction of approximately two thirds of our staff," stated Nissim Mashiach, President and Chief Executive Officer of Macrocure.

Financial Results for the Third Quarter Ended September 30, 2015

Research and development expenses for the third quarter of 2015 were $4.2 million, compared with $3.9 million for the third quarter of 2014. This increase was primarily due to total clinical trial expenses for our MC-102 and MC-105 Phase III clinical studies.

General and administrative expenses for the third quarter of 2015 were $1.6 million, compared with $1.7 million for the third quarter of 2014.  This decrease was primarily due to reductions in payroll related and non-cash stock-based compensation expenses.

For the third quarter of 2015, the Company posted a net loss of $5.8 million, or $0.32 loss per share, compared with a net loss of $10.1 million, or $0.70 loss per share, in the third quarter of 2014.

Financial Results for the Nine Months Ended September 30, 2015

Research and development expenses for the nine months ended September 30, 2015 were $14.3 million, compared with $9.9 million for the comparable period in 2014. This increase was primarily due to increases in our total Phase III clinical trial expenses.

General and administrative expenses for nine months ended September 30, 2015 were $5.1 million, compared with $3.5 million for the comparable period in 2014. This increase was primarily due to elevated payroll, stock-based compensation for existing and new employees and senior staff recruiting expenses, as well as increased professional expenses and customary costs associated with being a publicly-traded company.

For the nine months ended September 30, 2015, the Company posted a net loss of $19.4 million, or $1.06 loss per share, compared with a net loss of $17.9 million, or $1.84 loss per share, in the comparable period in 2014.

Balance Sheet Information and Other Items

As of September 30, 2015, cash and cash equivalents, including short-term investments, were $30.3 million. The Company has no debt outstanding.

As of September 30, 2015, the Company had 16,710,181 ordinary shares outstanding.  That figure excludes an additional 1,332,804 ordinary shares issuable upon exercise of warrants at an exercise price of NIS 0.01 per share that were outstanding as of that date.

Guidance

Given the Company’s recently announced clinical trial results, previous financial guidance, updated as recently as the second quarter financial results reported on August 4, 2015, is withdrawn.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers and venous leg ulcers.

For more information, please visit: www.macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market, including those risks discussed under the heading "Risk Factors" in Macrocure's Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this announcement and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

www.macrocure.com

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Unaudited Condensed Interim Consolidated Statements of Financial Position

U.S. dollars in thousands	As of Sep-30	As of Dec-31
	2015	2014

Assets

Current assets
Cash and cash equivalents	11,515	10,868
Short term investments	18,769	35,313
Accounts receivable	504	536
Total current assets	30,788	46,717

Non-current assets
Property and equipment, net	640	451
Intangible assets, net	-	276
Deposits	5	1,255
Total non-current assets	645	1,982

Total assets	31,433	48,699

Liabilities and Shareholders' Equity

Current liabilities
Trade and other payables	2,739	2,488
Total liabilities	2,739	2,488

Shareholders' equity
Ordinary shares of NIS 0.01 par value	46	45
Share premium	100,390	95,941
Capital reserve	8,027	6,167
Warrants held by shareholders	7,835	12,256
Accumulated deficit	(87,604)	(68,198)
Total shareholders' equity	28,694	46,211

Total liabilities and shareholders' equity	31,433	48,699

www.macrocure.com

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Unaudited Condensed Interim Consolidated Statements of Loss

	Nine months ended		Three months ended
U.S. dollars in thousands	September 30,		September 30,
	2015	2014	2015	2014

Research and development expenses, net	14,257	9,863	4,186	3,946
General and administrative expenses	5,116	3,512	1,572	1,689
Operating Loss	(19,373)	(13,375)	(5,758)	(5,635)

Finance income (expense), net	119	(4,410)	(6)	(4,421)

Loss before income tax	(19,254)	(17,785)	(5,764)	(10,056)
Taxes on income	(152)	(78)	(65)	-

Loss for the period	(19,406)	(17,863)	(5,829)	(10,056)

Other Comprehensive income:
Net change in fair value of available for sale financial assets	26	-	11	-

Total comprehensive loss for the year	(19,380)	(17,863)	(5,818)	(10,056)

Loss per share - basic and diluted (in U.S. dollars) (*)	(1.06)	(1.84)	(0.32)	(0.70)

Weighted average number of Ordinary shares outstanding	18,248,068	9,731,657	18,248,923	14,306,886

www.macrocure.com

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Unaudited Condensed Interim Consolidated Statements of Cash Flows

	Nine months ended		Three months ended
U.S. dollars in thousands	September 30,		September 30,
	2015	2014	2015	2014
Cash flows from operating activities:
Loss for the period	(19,406)	(17,863)	(5,829)	(10,056)
Adjustments:
Depreciation	74	82	26	25
Amortization	276	414	-	138
Financing income, net	(119)	4,410	6	4,421
Taxes on income	152	78	65	-
Share based compensation	1,847	1,222	586	655
	2,230	6,206	683	5,239
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable	(33)	(606)	(213)	1,297
Increase (decrease) in trade and other payables	259	33	(133)	(1,156)
	226	(573)	(346)	141
Income tax paid	(87)	(152)	(11)	-
Interest received	391	14	141	6

Net cash used in operating activities	(16,646)	(12,368)	(5,362)	(4,670)

Cash flows from investing activities:
Purchase of property and equipment	(263)	(226)	(206)	(120)
Decrease in long terms deposits	4	7	1	1
Investment in short term deposits	11,947	(7,500)	2,315	(7,500)
Investment in Available for Sale financial assets	(418)	-	-	-
Repayment of available for sale financial assets	6,001	-	5,136	-

Net cash used in investing activities	17,271	(7,719)	7,246	(7,619)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	-	46,689	-	46,689
Exercise of warrants	16	200	16	200
Net cash provided by financing activities	16	46,889	16	46,889
Net increase (decrease) in cash and cash equivalents	641	26,802	1,900	34,600
Effect of exchange rate changes on cash and cash equivalents	6	(12)	27	(6)
Cash and cash equivalents at beginning of the period	10,868	18,995	9,588	11,191
Cash and cash equivalents at end of the period	11,515	45,785	11,515	45,785

www.macrocure.com

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